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IGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING RECEIVED FEB 2 8 2007 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Welnhofer & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph B. Starshak — (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph B. Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Welnhofer & Co., as of February 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Rachel M. Wright
Notary Public, State of Illinois
My Commission Expires Feb. 24, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARSHAK WELNHOFER & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2006

TOGETHER WITH AUDITORS' REPORT

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
STARSHAK WELNHOFER & CO.
CHICAGO, ILLINOIS

We have audited the accompanying statement of financial condition of STARSHAK WELNHOFER & CO. (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WELNHOFER & CO. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 27, 2007

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

STARSHAK WELNHOFER & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:			
Cash			$424,603
Accounts receivable			14,400
Prepaid expenses			22,621
Total current assets			$461,624
FIXED ASSETS:			
Office equipment		$ 50,610	
Less — Accumulated depreciation		(33,336)	17,274
OTHER ASSETS:			
NASD and security deposits			5,594
Total assets			$484,492

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:			
Accounts payable			$ 6,863
Client deposits			61,980
Redemption payable to former officer-stockholder			222,383
Total current liabilities			$291,226
STOCKHOLDERS' EQUITY:			
Common stock —			
5,000 shares authorized with no par value;			
2,000 shares issued; 1,000 outstanding	$ 50,500		
Additional paid-in capital	20,300		
Retained earnings	344,849	415,649	
Treasury stock - 1,000 shares, at cost		$(222,383)	193,266
Total liabilities and stockholders' equity			$484,492

The accompanying notes are an integral part of this financial statement.

STARSHAK WELNHOFER & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Investment banking revenue and advisory fees		$ 206,996
Interest income		22,994
Rental income		18,000
Total revenues		$ 247,990
OPERATING EXPENSES:		
Salaries, wages and staffing expenses	$148,608	
Payroll taxes and expenses	13,065	
Sub-contractors fees	26,300	
Travel expenses	8,462	
Regulatory fees, taxes and license expenses	1,536	
Dues and subscriptions	45,119	
Computer and office supplies	16,040	
Postage and delivery	1,932	
Occupancy expense	76,668	
Professional fees	25,998	
Telephone	10,586	
Insurance	59,786	
Advertising	3,871	
Education meetings and expenses	1,247	
Meals and entertainment	1,698	
Loss on sale of assets	2,985	
Depreciation	5,531	449,432
NET LOSS		$(201,442)

The accompanying notes are an integral part of this financial statement.

STARSHAK WELNHOFER & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balances at January 1, 2006	$ 50,500	$ 20,300	$ 564,339	$ -
Net loss	-	-	(201,442)	-
Dividends	-	-	(18,048)	-
Stock Redemption	-	-	-	(222,383)
Balances at December 31, 2006	$ 50,500	$ 20,300	$ 344,849	$ (222,383)

The accompanying notes are an integral part of this financial statement.

STARSHAK WELNHOFER & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(201,442)
Adjustments to reconcile net loss to net cash used in operating activities —	
Depreciation	5,531
Loss on sale of assets	2,985
Impact from changes in assets and liabilities —	
Accounts receivable	123,309
Prepaid expenses	(2,417)
NASD and security deposits	2,041
Accounts payable	(1,504)
Client deposits	(13,783)
Redemption payable	222,383
Total adjustments	$ 338,545
Net cash provided by operating activities	$ 137,103
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	$ (5,740)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	$ (18,048)
Stock redemption	(222,383)
Net cash used in financing activities	$(240,431)
Net decrease in cash	$(109,068)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	533,671
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 424,603

The accompanying notes are an integral part of this financial statement.

STARSHAK WELNHOFER & CO.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

---

(1) SIGNIFICANT ACCOUNTING POLICIES:

Starshak Welnhofer & Co. (the Company) is a private investment banking company established to provide financial advisory services and also to represent as an independent intermediary for negotiated transactions. These include corporate finance engagements in which companies seek to raise outside capital for various purposes, and acquisitions or divestitures of businesses. The Company is a member of the National Association of Securities Dealers and is a registered broker/dealer with the Securities and Exchange Commission.

Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. All sales concessions are recorded on settlement date.

Financial advisory fees are billed weekly or monthly for the work performed depending upon the contract. Advisory fees are recognized as earned.

Cash and Cash Equivalents –

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments -

The carrying value of cash, accounts receivable and accounts payable are a reasonable estimate of their fair market value due to the short-term nature of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk on cash.

The Company derived 44% of its sales from one client for the year ended December 31, 2006. The balance due from this customer accounted for 100% of the total outstanding accounts receivable at December 31, 2006.

Accounts Receivable -

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms.

At December 31, 2006, the Company considered all remaining accounts receivable to be fully collectible. Accordingly, the Company has not included a provision for uncollectible accounts. In 2006, there was no bad debt expense.

Fixed Assets -

Fixed assets are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of office equipment are 5-7 years.

Income Taxes -

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholders.

Use of Estimates -

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office and storage facilities under a non-cancelable operating lease which expires on February 28, 2007. The lease provides for a monthly rental of $3,446 and requires the Company to pay its share of taxes and expenses. Future rental commitments for 2007 are $7,586.

Rent expense including taxes and expenses was $75,787 in 2006.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the NASD rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2006, the Company had net capital (as defined under rule 15c3-1) of $133,377 which was $113,962 in excess of its required net capital of $19,415. The Company's net capital ratio was 2.18 to 1.

(4) STOCK REDEMPTION:

In January of 2007, the Company repurchased 1,000 shares of stock from an officer-stockholder for $222,383 pursuant to a stock purchase agreement effective as of November 30, 2006. The agreement calls for the Company to pay an additional amount, if an amended financial statement for November 30, 2006 filed within two years shows an incremental increase in assets over liabilities. The Company does not believe that any additional liability will arise from an amended financial statement.

STARSHAK WELNHOFER & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL:		
Total stockholders' equity qualified for net capital		$193,266
Deduction and/or charges —		
Non-allowable assets:		
Accounts receivable		$ 14,400
Prepaid expenses		22,621
Fixed assets, net		17,274
NASD and security deposits		5,594
		$ 59,889
Net capital		$133,377
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital requirement (greater of $5,000 or 6 2/3% of total aggregate indebtedness)		$ 19,415
Excess net capital		$113,962
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$104,254
Ratio: Aggregate indebtedness to net capital		2.18 to 1
AGGREGATE INDEBTEDNESS:		
Current liabilities		$291,226
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Part IIA of (unaudited) FOCUS report		$355,559
Difference in Company's reports:		
Total retained earnings —		
Per Company (unaudited)	$347,834	
Per audited report	344,849	(2,985)
Total treasury stock —		
Per Company (unaudited)	$ -	
Per audited report	(222,383)	(222,383)
Non-allowable assets —		
Per Company (unaudited)	$ 63,075	
Per audited report	59,889	3,186
Net capital per above		$133,377

The accompanying notes are an integral part of this schedule.

STARSHAK WELNHOFER & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Welnhofer & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special account for the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

STARSHAK WELNHOFER & CO.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2006

(FILED PURSUANT TO SEC RULE 17a-5)

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
STARSHAK WELNHOFER & CO.
CHICAGO, ILLINOIS

In planning and performing our audit of the financial statements of STARSHAK WELNHOFER & CO. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 27, 2007

END